Exhibit 99.h

Consolidated Statements of Comprehensive Income

Years ended December 31	2002	2001	2000
(In millions)

Net income (loss)	$218	$(1,088)	$993
Other comprehensive income (loss), net of taxes:
Change in unrealized appreciation on investments	229	(323)	197
Change in unrealized loss on foreign currency translation	8	(8)	(42)
Change in unrealized loss on derivatives	1	(2)	—
Other comprehensive income (loss)	238	(333)	155
Comprehensive income (loss)	$456	$(1,421)	$1,148

See notes to consolidated financial statements.